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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic Software Announces the Release of iBOLT Version 2

Empowers the Architect with the most flexible, scalable, and future-proof Business Integration solution

Or-Yehuda, Israel, (October 27th, 2004) Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, today announced the release of Version 2 of its iBOLT Business Integration Suite. The new version delivers enhanced features and functionality that streamline business connectivity and automation while simplifying and reducing the potential risks of the integration process.

As a comprehensive solution, iBOLT (http://www.magicsoftware.com/ibolt) delivers full Business Process Management (BPM), Business Activities Monitoring (BAM), and Enterprise Application Integration (EAI) capabilities. Leveraging company Legacy and other IT investments, iBOLT’s extreme flexibility enables rapid, end-to-end integration of diverse applications, databases, and files – whether standard or proprietary.

iBOLT V2 increases the power of the integration architect. It offers new functionality that allows the architect to access iBOLT services directly from its studio graphical design interface, which considerably reduces the amount of coding required in an integration project. This allows architects to play a more central role in the development stage and not just at the design stage. Many components now include Directly Accessible Methods (DAMs), that let the integration architect easily use the different capabilities of each component, eliminating the need for coding. This results in a simpler and quicker  iBOLT integration project implementation.

Introducing a total separation between business and technology layers, iBOLT enables simulation and testing of all changes to business processes, completely independent of the actual business or the ongoing integration process – enhancing the decision-making process, and allowing decisions to be made prior to investments in major changes in company business processes.

Offering an unusual level of simplicity – and virtually eliminating the need for coding,  "this iBOLT version sets new standards in usability and empowers everyone across the enterprise, enabling full participation and collaboration at every stage of the integration process, and minimizing training requirements," said Avigdor Luttinger, Head of the iBOLT program at Magic. "iBOLT enables the rapid achievement of business goals, yielding dramatic Time-to-Value results, and enhances the enterprise’s competitive edge, ROI, and revenues."

"This new iBOLT release further enhances our lead among the new generation of BPM/EAI vendors. We offer functionality and ease-of-use that most of our competitors have yet to design, coupled with a cost structure designed to appeal to any budget ", added Luttinger.

iBOLT was originally introduced in March 2003, and has since completed numerous successful installations, signed several strategic partnerships and has received significant industry analyst recognition.  iBOLT V2 further enhances iBOLT’s inherent strengths and surpasses all of an enterprise’s requirements – modeling, integrating, implementing, deploying and measuring daily enterprise activities.

iBOLT V2 Highlights

Data Mapper Service

The Data Mapper service enables manipulation and mapping of all data objects exposed within an iBOLT project, such as ODS, Variables, and Expressions. The Data Mapper can also be used for the exposure of common data sources and destinations, such as XML, text files, and database tables.

XML Interface for Components

All iBOLT out-of-the-box components now include an XML interface, enabling dynamic configuration of the components. The XML interface enables developers to dynamically control and configure the iBOLT components, fully abstracting the technicalities related to their underlying technology.

Native Java Support

iBOLT supports the use of Java Framework components. This allows developers to directly create iBOLT components in Java.

Superior Business Activity Monitoring (BAM) Support

iBOLT offers superior BAM  support providing users with the ability to define and configure messages. These BAM messages monitor the essential business processes and provide messages and alerts about them.

Infrastructure Enhancements

iBOLT contains significant infrastructure enhancements including upgrades of its security, recovery, and flow management controls.

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: October 27,  2004